FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2024

Gilat Satellite Networks Ltd
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

On August 7, 2024, the Registrant issued a press release announcing its unaudited second-quarter 2024 results. A copy of this press release is furnished herewith.

The attached press release is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated August 7, 2024	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Reports Second Quarter 2024 Results

Revenue Increased by 13% Year-over-Year,

GAAP Operating Income of $2.8 Million and

Adjusted EBITDA of $10.1 Million

Petah Tikva, Israel, August 7, 2024 — Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the second quarter, ended June 30, 2024.

Second Quarter 2024 Financial Highlights

•	Revenue of $76.6 million, up 13% compared with $67.6 million in Q2 2023;

•	GAAP operating income of $2.8 million, compared with $5.4 million in Q2 2023;

o	The decline is mainly attributable to the acquisition-related expenses, amortization of purchased intangibles, and earnout-based expenses related to DataPath acquisition;

•	Non-GAAP operating income of $7.3 million, up 21% compared with $6.1 million in Q2 2023;

•	GAAP net income of $1.3 million, or $0.02 per diluted share, compared with $4.3 million, or $0.08 per diluted share, in Q2 2023;

• Non-GAAP net income of $5.6 million, or $0.10 per diluted share, up 13%  compared with $4.9 million, or $0.09 per diluted share, in Q2 2023;

• Adjusted EBITDA of $10.1 million, up 10% compared with $9.2 million in Q2 2023.

Forward-Looking Expectations

The Company today reiterated its formerly issued guidance expectations for 2024.

Expectations are for revenue between $305 and $325 million, representing year-over-year growth of 18% at the midpoint. GAAP operating income is expected to be between $15 and $19 million, and Adjusted EBITDA is expected to be between $40 and $44 million, representing year-over-year growth of 15% at the mid-point.

This Guidance does not include any contribution expected from the acquisition of Stellar Blu. However given Stellar Blu has already begun delivering its antennas, and assuming closing will happen during the beginning of Q4, we estimate SBS revenues will add between $25 to $35 million in Q4.

Management Commentary

Adi Sfadia, Gilat's CEO, commented: "We are pleased with our results for the second quarter. Our business continues to perform well and we are on track with our expectations for 2024. The pipeline of potential orders throughout our business continues to broaden, supported by our next-generation platform and growth engines. In particular, we are pleased with the solid traction we are experiencing in the growing defense satellite communications segment, a strategic growth vector for us. This is strongly supported by our DataPath subsidiary acquired at the end of last year, which has already proven itself as a successful acquisition and key contributor to our success this quarter."

Mr. Sfadia added, "We recently took a major strategic step and announced our intention to acquire Stellar Blu, a leader and first-to-market in delivering Electronically Steerable Antenna for the In-Flight-Connectivity market. Given Stellar Blu has already begun delivering its antennas we now expect Stellar Blu to add between $120-$150 million in revenue in 2025 and be accretive to our Non-GAAP results. Furthermore, we estimate that once Stellar Blu reaches its target manufacturing capacity during the second half of 2025, its EBITDA margin will be above 10%”.

Mr. Sfadia concluded, “With Stellar Blu on board, we will become the leader in the ESA IFC market, which we believe is set to explode in popularity and become widely adopted in the coming years. I believe that this acquisition will transform Gilat into a high-growth company for many years to come, providing us with a highly attractive portfolio of ESA products and technologies. We are very excited about the significant potential this acquisition holds for Gilat.”

Key Recent Announcements

•	Gilat Awarded Over $9M for its GEO and NGSO Satellite Communications Solutions

•	Gilat Awarded Over $5M by a National Defense Organization for the Upgrade of Transportable SATCOM Network Hubs

•	Gilat Receives Over $10M Contract Extension for Cellular Backhaul Services

•	Gilat Awarded Over $9M to Support Critical Connectivity Requirements for the US Department of Defense

•	Gilat Receives over $14M in Orders Expanding Further into the IFC Market

•	Gilat to Acquire Stellar Blu, an IFC Market Leader with a First-to-Market ESA-Based Solution for Commercial Aviation

•	Nicole Robinson Appointed President of DataPath Inc.

Conference Call Details

Gilat’s management will discuss its second quarter 2024 results and business achievements and participate in a question-and-answer session:

Date:	Wednesday, August 7, 2024
Start:	09:30 AM EDT / 16:30 IDT
Dial-in:	US: 1-888-407-2553 International: +972-3-918-0609

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: https://veidan.activetrail.biz/gilatq2-2024

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Non-GAAP Measures

The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, Adjusted EBITDA, and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors with a more complete understanding of the Company’s underlying operational results, trends, and performance. Non-GAAP financial measures mainly exclude, if and when applicable, the effect of stock-based compensation expenses, amortization of purchased intangibles, lease incentive amortization, other non-recurring expenses, other integration expenses, other operating expenses (income), net, one-time changes of deferred tax assets and income tax effect on the relevant adjustments.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's net income and adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive, secure end-to-end solutions and services for mission-critical operations, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Our portfolio includes a diverse offering to deliver high value solutions for multiple orbit constellations with very high throughput satellites (VHTS) and software defined satellites (SDS). Our offering is comprised of a cloud-based platform and high-performance satellite terminals; high performance Satellite On-the-Move (SOTM) antennas; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense, field services, network management software, and cybersecurity services.

Gilat’s comprehensive offering supports multiple applications with a full portfolio of products and tailored solutions to address key applications including broadband access, mobility, cellular backhaul, enterprise, defense, aerospace, broadcast, government, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:

Gilat Satellite Networks
Hagay Katz, Chief Products and Marketing Officer
hagayk@gilat.com

Gilat Satellite Networks
Mayrav Sher, Head of Finance and Investor Relations
mayravs@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2024	2023	2024	2023
	Unaudited		Unaudited

Revenues	$152,709	$126,551	$76,631	$67,589
Cost of revenues	98,082	76,330	50,058	42,053

Gross profit	54,627	50,221	26,573	25,536

Research and development expenses, net	18,547	19,003	9,228	9,384
Selling and marketing expenses	14,109	11,941	7,032	5,932
General and administrative expenses	14,514	9,155	6,437	4,724
Other operating expenses (income), net	(725)	(2,340)	1,085	47

Total operating expenses	46,445	37,759	23,782	20,087

Operating income	8,182	12,462	2,791	5,449

Financial income (expenses), net	779	(735)	266	(586)

Income before taxes on income	8,961	11,727	3,057	4,863

Taxes on income	(2,695)	(1,822)	(1,755)	(538)

Net income	$6,266	$9,905	$1,302	$4,325

Earnings per share (basic and diluted)	$0.11	$0.17	$0.02	$0.08

Weighted average number of shares used in
computing earnings per share
Basic	57,016,808	56,615,714	57,017,032	56,617,943
Diluted	57,016,808	56,622,204	57,017,032	56,620,977

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	June 30, 2024			June 30, 2023
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$26,573	$1,617	$28,190	$25,536	$95	$25,631
Operating expenses	23,782	(2,914)	20,868	20,087	(513)	19,574
Operating income	2,791	4,531	7,322	5,449	608	6,057
Income before taxes on income	3,057	4,531	7,588	4,863	608	5,471
Net income	$1,302	$4,253	$5,555	$4,325	$608	$4,933

Earnings per share (basic and diluted)	$0.02	$0.08	$0.10	$0.08	$0.01	$0.09

Weighted average number of shares used in
computing earnings per share
Basic	57,017,032		57,017,032	56,617,943		56,617,943
Diluted	57,017,032		57,017,032	56,620,977		56,620,977

(*) Adjustments reflect the effect of stock-based compensation expenses as per ASC 718, amortization of purchased intangibles, other operating expenses, net, other non-recurring expenses, other integration expenses and income tax effect on such adjustments which is calculated using the relevant effective tax rate.

	Three months ended	Three months ended
	June 30, 2024	June 30, 2023
	Unaudited	Unaudited

GAAP net income	$1,302	$4,325

Gross profit
Stock-based compensation expenses	150	95
Amortization of purchased intangibles	920	-
Other non-recurring expenses	466	-
Other integration expenses	81	-
	1,617	95
Operating expenses
Stock-based compensation expenses	705	417
Stock-based compensation expenses related to business combination	842	-
Amortization of purchased intangibles	267	49
Other operating expenses, net	1,085	47
Other integration expenses	15	-
	2,914	513

Taxes on income	(278)	-

Non-GAAP net income	$5,555	$4,933

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Six months ended			Six months ended
	June 30, 2024			June 30, 2023
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$54,627	$2,343	$56,970	$50,221	$170	$50,391
Operating expenses	46,445	(3,413)	43,032	37,759	1,296	39,055
Operating income	8,182	5,756	13,938	12,462	(1,126)	11,336
Income before taxes on income	8,961	5,756	14,717	11,727	(1,126)	10,601
Net income	$6,266	$5,303	$11,569	$9,905	$(1,126)	$8,779

Earnings per share (basic and diluted)	$0.11	$0.09	$0.20	$0.17	$(0.01)	$0.16

Weighted average number of shares used in
computing earnings per share
Basic	57,016,808		57,016,808	56,615,714		56,615,714
Diluted	57,016,808		57,062,883	56,622,204		56,622,204

(*) Adjustments reflect the effect of stock-based compensation expenses as per ASC 718, amortization of purchased intangibles, other operating income, net, other non-recurring expenses, other integration expenses and income tax effect on such adjustments which is calculated using the relevant effective tax rate.

Six months ended		Six months ended
	June 30, 2024	June 30, 2023
	Unaudited	Unaudited

GAAP net income	$6,266	$9,905

Gross profit
Stock-based compensation expenses	300	170
Amortization of purchased intangibles	1,427	-
Other non-recurring expenses	466	-
Other integration expenses	150	-
	2,343	170
Operating expenses
Stock-based compensation expenses	1,422	944
Stock-based compensation expenses related to business combination	2,166	-
Amortization of purchased intangibles	524	100
Other operating income, net	(725)	(2,340)
Other integration expenses	26	-
	3,413	(1,296)

Taxes on income	(453)	-

Non-GAAP net income	$11,569	$8,779

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Six months ended		Three months ended
	June 30,		June 30,
	2024	2023	2024	2023
	Unaudited		Unaudited

GAAP net income	$6,266	$9,905	$1,302	$4,325
Adjustments:
Financial expenses (income), net	(779)	735	(266)	586
Taxes on income	2,695	1,822	1,755	538
Stock-based compensation expenses	1,722	1,114	855	512
Stock-based compensation expenses related to business combination	2,166	-	842	-
Depreciation and amortization (*)	7,443	6,335	3,963	3,172
Other operating expenses (income), net	(725)	(2,340)	1,085	47
Other non-recurring expenses	466	-	466	-
Other integration expenses	176	-	96	-

Adjusted EBITDA	$19,430	$17,571	$10,098	$9,180

(*) Including amortization of lease incentive

SEGMENT REVENUES:

	Six months ended		Three months ended
	June 30,		June 30,
	2024	2023	2024	2023
	Unaudited		Unaudited

Satellite Networks	$97,378	$74,273	$50,605	$40,727
Integrated Solutions	24,619	25,619	12,969	12,700
Network Infrastructure and Services	30,712	26,659	13,057	14,162

Total revenues	$152,709	$126,551	$76,631	$67,589

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2024	2023
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$93,667	$103,961
Restricted cash	1,030	736
Trade receivables, net	62,217	44,725
Contract assets	26,041	28,327
Inventories	36,774	38,525
Other current assets	20,016	24,299

Total current assets	239,745	240,573

LONG-TERM ASSETS:
Restricted cash	54	54
Long-term contract assets	8,587	9,283
Severance pay funds	5,607	5,737
Deferred taxes	9,760	11,484
Operating lease right-of-use assets	4,910	5,105
Other long-term assets	8,120	9,544

Total long-term assets	37,038	41,207

PROPERTY AND EQUIPMENT, NET	71,168	74,315

INTANGIBLE ASSETS, NET	14,238	16,051

GOODWILL	54,740	54,740

TOTAL ASSETS	$416,929	$426,886

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	June 30,	December 31,
	2024	2023
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term debt	$129	$7,453
Trade payables	17,585	13,873
Accrued expenses	48,621	51,906
Advances from customers and deferred revenues	25,188	34,495
Operating lease liabilities	2,622	2,426
Other current liabilities	18,079	16,431

Total current liabilities	112,224	126,584

LONG-TERM LIABILITIES:
Long-term loan	2,000	2,000
Accrued severance pay	6,467	6,537
Long-term advances from customers and deferred revenues	912	1,139
Operating lease liabilities	2,430	3,022
Other long-term liabilities	10,141	12,916

Total long-term liabilities	21,950	25,614

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,733	2,733
Additional paid-in capital	940,520	937,591
Accumulated other comprehensive loss	(6,443)	(5,315)
Accumulated deficit	(654,055)	(660,321)

Total shareholders' equity	282,755	274,688

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$416,929	$426,886

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2024	2023	2024	2023
	Unaudited		Unaudited

Cash flows from operating activities:
Net income	$6,266	$9,905	$1,302	$4,325
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,333	6,222	3,908	3,115
Stock-based compensation *)	3,888	1,114	1,697	512
Accrued severance pay, net	60	196	115	(101)
Deferred taxes, net	1,724	1,820	1,273	694
Decrease (increase) in trade receivables, net	(17,734)	9,398	(8,937)	2,907
Decrease (increase) in contract assets	2,982	8,378	(3,266)	3,461
Decrease in other assets and other adjustments (including short-term, long-term and effect of exchange rate changes on cash and cash equivalents)	5,512	243	2,005	3,010
Decrease (increase) in inventories, net	974	(7,895)	4,167	(272)
Increase (decrease) in trade payables	3,579	(4,240)	4,245	(6,229)
Decrease in accrued expenses	(2,229)	(5,039)	(989)	(2,840)
Increase (decrease) in advances from customers and deferred revenues	(9,486)	3,124	(6,732)	7,593
Decrease in other liabilities	(2,177)	(15,009)	(2,316)	(14,161)
Net cash provided by (used in) operating activities	692	8,217	(3,528)	2,014

Cash flows from investing activities:
Purchase of property and equipment	(2,650)	(6,556)	(1,857)	(3,524)
Net cash used in investing activities	(2,650)	(6,556)	(1,857)	(3,524)

Cash flows from financing activities:
Repayment of credit facility, net	(7,453)	-	(4,709)	-
Repayments of short-term debts	(1,340)	-	(1,340)	-
Proceeds from short-term debts	1,469	-	1,469	-
Net cash used in financing activities	(7,324)	-	(4,580)	-

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(718)	(1,010)	(450)	(433)

Increase (decrease) in cash, cash equivalents and restricted cash	(10,000)	651	(10,415)	(1,943)

Cash, cash equivalents and restricted cash at the beginning of the period	104,751	87,145	105,166	89,739

Cash, cash equivalents and restricted cash at the end of the period	$94,751	$87,796	$94,751	$87,796

*) Stock-based compensation including expenses related to business combination in the amounts of $2,166 and $842 for the six months and three months ended June 30, 2024, respectively.